EXHIBIT 12.1
SYNOVUS FINANCIAL CORP.
RATIO OF EARNINGS TO FIXED CHARGES

			Years Ended December 31,
(dollars in thousands)	2016		2015		2014		2013		2012
Ratio 1 – Including Interest on Deposits
Earnings:
Income from continuing operations before income taxes	$388,450		$358,573		302,559		252,628		31,477
Fixed charges excluding preferred stock dividends and accretion	130,745		126,355		117,001		126,379		158,224
Total	519,195		484,928		419,560		379,007		189,701
Fixed Charges:
Interest on deposits	64,206		65,534		55,179		64,392		95,749
Interest on short-term borrowings	200		168		220		324		614
Interest on long-term debt	59,217		52,942		54,009		54,106		53,659
Portion of rents representative of the interest factor (1/3) of expense	7,121		7,711		7,593		7,557		8,202
Preferred stock dividends and accretion	10,238		10,238		10,238		40,830		58,704
Total fixed charges including preferred stock dividends and accretion	$140,982		$136,593		127,239		167,209		216,928
Ratio of earnings to fixed charges	3.68	x	3.55	x	3.30	x	2.27	x	0.87	x

Ratio 2 – Excluding Interest on Deposits
Earnings:
Income from continuing operations before income taxes	$388,450		$358,573		302,559		252,628		31,477
Fixed charges excluding preferred stock dividends and accretion	66,539		60,821		61,822		61,987		62,475
Total	454,989		419,394		364,381		314,615		93,952
Fixed Charges:
Interest on short-term borrowings	200		168		220		324		614
Interest on long-term debt	59,217		52,942		54,009		54,106		53,659
Portion of rents representative of the interest factor (1/3) of expense	7,121		7,711		7,593		7,557		8,202
Preferred stock dividends and accretion	10,238		10,238		10,238		40,830		58,704
Total fixed charges including preferred stock dividends and accretion	$76,776		$71,059		72,060		102,817		121,179
Ratio of earnings to fixed charges	5.93	x	5.90	x	5.06	x	3.06	x	0.78	x